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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                           -------------------------

                                  SCHEDULE TO
           Tender Offer Statement under Section 14(d)(1) or 13(e)(1)
                     of the Securities Exchange Act of 1934
                           -------------------------

                         MILLER BUILDING SYSTEMS, INC.
                       (Name of Subject Company (Issuer))

                    DELAWARE MILLER ACQUISITION CORPORATION

                           COACHMEN INDUSTRIES, INC.
                      (Name of Filing Persons (Offerors))

                    COMMON STOCK, PAR VALUE $0.01 PER SHARE
                         (Title of Class of Securities)

                                  600404-10-7
                     (CUSIP Number of Class of Securities)

                            RICHARD M. LAVERS, ESQ.
                    EXECUTIVE VICE PRESIDENT/GENERAL COUNSEL
                           COACHMEN INDUSTRIES, INC.
                               2831 DEXTER DRIVE
                               ELKHART, IN 46515
                                 (219) 262-0123
  (Name, Address and Telephone Number of Person Authorized to Receive Notices
             and Communications on Behalf of the Filing Person(s))

                                    COPY TO:
                            FREDERICK W. AXLEY, ESQ.
                            MCDERMOTT, WILL & EMERY
                             227 WEST MONROE STREET
                            CHICAGO, ILLINOIS 60606
                                 (312) 984-7574
                           -------------------------

                           CALCULATION OF FILING FEE

=================================================================================================================
                 TRANSACTION VALUATION*                                    AMOUNT OF FILING FEE
--------------------------------------------------------
                      $26,744,600                                               $5,348.92
=================================================================================================================

* Estimated for purposes of calculating the amount of the filing fee only. This calculation assumes the purchase of all of the issued and outstanding shares of common stock, par value $.01 per share of Miller Building Systems, Inc. (the "Shares"), a Delaware corporation (the "Company"), at a price per Share of $8.40, plus a future right to receive up to $.30 per Share in cash. As of August 23, 2000, based on the Company's representation of its capitalization in the Merger Agreement (as defined herein), there were (i) 3,074,092 shares of common stock outstanding and (ii) approximately 578,009 options to purchase shares of common stock, the exercise price of which is less than $8.40, plus a future right to receive up to $.30 per Share. The amount of the filing fee, calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, equals 1/50th of one percent of the transaction valuation.
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[ ] Check the box if any part of the fee is offset as provided by Rule
    0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:         Not applicable.                   Filing Party:    Not applicable.
Form or Registration No.:       Not applicable.                   Date Filed:      Not applicable.

[ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

     Check the appropriate boxes below to designate any transactions to which this statement relates:

[X]   third party tender offer                                          [ ]     going-private transaction
      subject to Rule 14d-1                                                     subject to Rule 13e-3
[ ]   issuer tender offer                                               [ ]     amendment to Schedule 13D
      subject to Rule 13e-4                                                     under Rule 13d-2

     Check the following box if the filing is a final amendment reporting the results of the tender offer. [ ]

     This Tender Offer Statement on Schedule TO is filed by Delaware Miller Acquisition Corporation ("Purchaser"), a Delaware corporation, and Coachmen Industries, Inc., an Indiana corporation ("Coachmen"), of which Purchaser is an indirect wholly owned subsidiary. This statement relates to the third party tender offer (the "Offer") by Purchaser to purchase all of the outstanding shares of common stock, par value $0.01 (the "Shares"), of Miller Building Systems, Inc., a Delaware corporation (the "Company"), at a price of $8.40 per Share, plus a future right to receive up to $.30 per Share (the "Offer Price"), net to the seller in cash, less any required withholding of taxes and without the payment of any interest, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated September 20, 2000 (the "Offer to Purchase") and in the related Letter of Transmittal (the "Letter of Transmittal", which, together with the Offer to Purchase, as each may be amended or supplemented from time to time, collectively constitute the "Offer"), copies of which are attached hereto as Exhibits (a)(1)(i) and (a)(1)(ii), respectively.

ITEMS 1 THROUGH 11.

     As permitted by General Instruction F to Schedule TO, the information set forth in the entire Offer to Purchase (including Schedule I attached), is incorporated herein by reference.

ITEM 12. EXHIBITS.

(a)(1)(i)          Offer to Purchase, dated September 20, 2000.
(a)(1)(ii)         Letter of Transmittal, dated September 20, 2000.
(a)(1)(iii)        Notice of Guaranteed Delivery, dated September 20, 2000.
(a)(2)             Not applicable.
(a)(3)             Not applicable.
(a)(4)             Not applicable.
(a)(5)(i)          Letter to Brokers, Dealers, Commercial Banks, Trust
                   Companies and Other Nominees, dated September 20, 2000.
(a)(5)(ii)         Letter to Clients, dated September 20, 2000.
(a)(5)(iii)        Guidelines for Certification of Taxpayer Identification
                   Number on Substitute Form W-9.
(a)(5)(iv)         Press release issued by Coachmen on August 23, 2000
                   (incorporated by reference to the Schedule TO-C filed with the Securities and Exchange Commission by Coachmen on September 7, 2000).
(b)                None.
(c)                Not required.

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
(d)(1) Agreement and Plan of Merger, dated as of August 22, 2000, by and among COA Housing Group, Inc., Coachmen, Purchaser and the Company (incorporated by reference to the Current
                   Report on Form 8-K filed with the Securities and Exchange
                   Commission by Coachmen on September 6, 2000).
(d)(2)             Standard Mutual Nondisclosure Agreement, dated as of July
                   13, 2000, by and between Coachmen and the Company
                   (incorporated by reference to Exhibit(e)(4) to the Schedule
                   14d-9 filed with the Securities and Exchange Commission by the Company on September 20, 2000).
(d)(3) Summary description of the Company's employment agreement with Edward C. Craig (incorporated by reference to the Proxy
                   Statement for the Annual Meeting of Stockholders filed with the Securities and Exchange Commission by the Company on November 21, 1999).
(e)                Not required.
(f)                Not required.
(g)                Not applicable.
(h)                Not applicable.

ITEM 13. INFORMATION REQUIRED BY SCHEDULE 13E-3.

     Not applicable.

                                   SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                    DELAWARE MILLER ACQUISITION CORPORATION

                                    By: /s/ RICHARD M. LAVERS

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                                        Name: Richard M. Lavers
                                        Title: Secretary

                                    COACHMEN INDUSTRIES, INC.

                                    By: /s/ RICHARD M. LAVERS

    ----------------------------------------------------------------------------
                                        Name: Richard M. Lavers
                                        Title: Executive Vice President,
                                        General Counsel and Secretary

Dated: September 20, 2000

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